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             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

                    Under the Securities Exchange Act of 1934

                         PRG-SCHULTZ INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                                  Common Stock
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                         (Title of Class of Securities)

                                    69357C107
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                      (CUSIP Number of Class of Securities)

                                Andre Weiss, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2431
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 2005
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                  --------------------------
CUSIP NO.  69357C107                                  PAGE 2 OF 10 PAGES
--------------------                                  --------------------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Parkcentral Global Hub, Limited
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       See Item 3
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Bermuda
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   2,589,793 shares issuable upon conversion of notes and
                   payable as shares of interest under the notes (see Item 5)
                   -------------------------------------------------------------
NUMBER OF      8   SHARED VOTING POWER
 SHARES
BENEFICIALLY       0
 OWNED BY          -------------------------------------------------------------
   EACH        9   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH        2,589,793 share issuable upon conversion of notes and
                   payable as shares of interest under the notes (see Item 5)
                   -------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       3,227,638 (including 3,093,669 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

       4.5% (see Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                                  --------------------------
CUSIP NO.  69357C107                                  PAGE 3 OF 10 PAGES
--------------------                                  --------------------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Petrus Securities, LP
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       See Item 3
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   637,845 (including 503,876 shares issuable upon conversion of notes and payable as shares of interest under the notes
                   (see Item 5)
                   -------------------------------------------------------------
NUMBER OF      8   SHARED VOTING POWER
 SHARES
BENEFICIALLY       0
 OWNED BY          -------------------------------------------------------------
   EACH        9   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH        637,845 (including 503,876 shares issuable upon conversion of notes and payable as shares of interest under the notes
                   (see Item 5)
                   -------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

       3,227,638 (including 3,093,669 shares issuable upon conversion of notes and payable as shares of interest under the notes (see Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.5% (see Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------

This Amendment No. 5 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 19, 2005 by Parkcentral Global Hub, Limited, a Bermuda Company and Petrus Securities, LP, a Texas Limited Partnership (collectively, the "Reporting Persons"). This amendment to the Schedule 13D relates to the shares of Common Stock (the "Shares") of PRG-Schultz International, Inc., a Georgia corporation (the "Company"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.       PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby supplemented by the following:

         On December 21, 2005, certain members of the Ad Hoc Committee entered into an Amendment to the Commitment Letter with the Company, dated November 28, 2005, as amended on December 9, 2005, December 15, 2005 and December 19, 2005, and disclosed in the Reporting Persons previous amendments to this Schedule 13D. A copy of the Amendment to the Commitment Letter is attached as an exhibit hereto and incorporated into this Item 4 by reference.

         Except as set forth above, the Reporting Persons have no oral or written agreements, understandings or arrangements with each other or any other person relating to acquiring, holding, voting or disposing of any securities of the Company or otherwise with respect to the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Item 6 of the Schedule 13D is hereby supplemented by the following:

         The Amendment to the Commitment Letter is incorporated by reference into this Item 6.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

1.  Joint Filing Agreement dated December 22, 2005.

2. Amendment to Commitment Letter, dated December 21, 2005 among the Reporting Persons and the Company.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2005

PARKCENTRAL GLOBAL HUB LIMITED




By:/s/ DAVID RADUNSKY
   ------------------
   Name:  David Radunsky
   Title: Chief Operating Officer
          Parkcentral Capital Management, L.P.
          Advisor to Parkcentral Global Hub Limited


PETRUS SECURITIES, LP



By:/s/ DAVID RADUNSKY
   ------------------
   Name:  David Radunsky
   Title: Chief Operating Officer

                                  EXHIBIT INDEX



1.  Joint Filing Agreement dated December 22, 2005.

2. Amendment to Commitment Letter, dated December 21, 2005 among the Reporting Persons and the Company.

                                    EXHIBIT 1

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated as of December 22, 2005

PARKCENTRAL GLOBAL HUB LIMITED




By:/s/ DAVID RADUNSKY
   ------------------
   Name:  David Radunsky
   Title: Chief Operating Officer
          Parkcentral Capital Management, L.P.
          Advisor to Parkcentral Global Hub Limited


PETRUS SECURITIES, LP



By:/s/ DAVID RADUNSKY
   ------------------
   Name:  David Radunsky
   Title: Chief Operating Officer